Att 6-8-2004

04016750

UE 6-3-04

UNITED STATES

OMB APPROVAL

OMB Number: 3235-0123

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED JUN 0 2 2004

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 45054

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

**REPORT FOR THE PERIOD BEGINNING** APRIL 1, 2003 **AND ENDING** MARCH 31, 2004
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

**NAME OF BROKER-DEALER:**

**INVESTORS CAPITAL CORPORATION**

OFFICIAL USE ONLY
FIRM ID. NO.

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)**

230 BROADWAY EAST LYNNFIELD, MA 01940

(City) (state) (Zip Code)

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

TIMOTHY B. MURPHY, PRESIDENT 800-949-1422 x.226

(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report***

**BROWN & BROWN, LLP**

90 CANAL STREET BOSTON, MA 02114

(Address) (City) (state) (Zip Code)

**CHECK ONE:**

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2)*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I TIMOTHY MURPHY swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTORS CAPITAL CORPORATION, INC. as of MARCH 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

On this 24 day of May, 20 4, before me, the undersigned notary public, personally appeared Timothy Murphy, proved to me through satisfactory evidence of identification, which were license to be the person whose name is signed on the preceding or attached document who swore or affirmed to me that the contents of the document are truthful and accurate to the best of his/her knowledge and belief.

RENEE ANN WALKER, Notary Public
My Commission Expires February 12, 2010

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INVESTORS CAPITAL HOLDINGS, LTD.)

## FINANCIAL STATEMENTS
## YEARS ENDED MARCH 31, 2004 AND 2003

**INVESTORS CAPITAL CORPORATION**

**FINANCIAL STATEMENTS**

**YEARS ENDED MARCH 31, 2004 AND 2003**

**Table of Contents**

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A wholly-owned subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Investors Capital Corporation (the "Company"), a wholly owned subsidiary of Investors Capital Holdings, Ltd., as of March 31, 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Investors Capital Corporation as of March 31, 2003 were audited by other auditors whose report dated May 15, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules I and II are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
May 20, 2004



90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

**INVESTORS CAPITAL CORPORATION**
**Statements of Financial Condition**
**March 31, 2004 and 2003**

| | | 2004 | | 2003 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and cash equivalents | $ | 2,967,468 | $ | 1,557,802 |
| Deposit with clearing organization | | 175,000 | | 175,000 |
| Receivables: | | | | |
| Brokers and clearing organizations | | 3,206,988 | | 1,294,152 |
| Employees and registered representatives | | 255,241 | | 279,614 |
| Other | | 14,395 | | 13,169 |
| Securities owned, at market value | | 17,422 | | 132,471 |
| Due from related parties, net | | 930,429 | | 567,194 |
| Property and equipment, net | | 487,233 | | 505,467 |
| Other assets | | 201,867 | | 130,258 |
| Certificate of deposit | | - | | 563,926 |
| Total assets | $ | 8,256,043 | $ | 5,219,053 |
| **Liabilities and Stockholder's Equity** | | | | |
| Accrued liabilities | $ | 255,332 | $ | 363,800 |
| Payables: | | | | |
| Brokers and clearing organization | | 1,918,886 | | 975,521 |
| Other | | 451,120 | | 314,958 |
| Note payable | | 148,679 | | 250,000 |
| Securities sold, not yet purchased, at market value | | 90,042 | | 107,273 |
| Income taxes payable | | 899,100 | | - |
| Deferred tax liability | | 42,832 | | 50,886 |
| Total liabilities | | 3,805,991 | | 2,062,438 |
| Commitments and contingencies (Note 9) | | | | |
| Stockholder's equity: | | | | |
| Common stock, no par value; 150,000 shares authorized, 1,000 shares issued and outstanding | | 25,000 | | 25,000 |
| Additional paid-in capital | | 2,454,700 | | 2,454,700 |
| Retained earnings | | 1,970,352 | | 676,915 |
| Total stockholder's equity | | 4,450,052 | | 3,156,615 |
| Total liabilities and stockholder's equity | $ | 8,256,043 | $ | 5,219,053 |

The accompanying notes are an integral part of these financial statements.

## INVESTORS CAPITAL CORPORATION
**Statements of Income**
**Years Ended March 31, 2004 and 2003**

| | 2004 | 2003 |
|---|---|---|
| **Revenues** | | |
| Commissions and fees | $ 45,625,899 | $ 31,911,883 |
| Interest and dividend income | 177,090 | 111,453 |
| Other income | 475,064 | 257,767 |
| Total revenues | 46,278,053 | 32,281,103 |
| **Expenses** | | |
| Commissions | 37,900,614 | 26,732,022 |
| Compensation and benefits | 2,355,681 | 1,967,620 |
| Management fees | 920,714 | 625,969 |
| Legal and professional fees | 696,184 | 323,886 |
| Advertising | 594,054 | 473,237 |
| Occupancy | 427,347 | 398,385 |
| Communications | 313,512 | 293,718 |
| Regulatory fees | 193,440 | 132,698 |
| Data processing | 126,100 | 100,787 |
| Interest expense | 36,375 | 6,544 |
| Miscellaneous | 528,299 | 414,614 |
| Fines and penalties | - | 250,000 |
| Total expenses | 44,092,320 | 31,719,480 |
| Net income before taxes | 2,185,733 | 561,623 |
| Income taxes | 892,296 | 269,812 |
| **Net income** | $ 1,293,437 | $ 291,811 |

The accompanying notes are an integral part of these financial statements.

**INVESTORS CAPITAL CORPORATION**
**Statements of Changes in Stockholder's Equity**
**Years Ended March 31, 2004 and 2003**

| | Common Stock $0.00 Par Value | | Additional | Accumulated Other | | Total |
|---|---|---|---|---|---|---|
| | Number of Shares | Carrying Amount | Paid-in Capital | Comprehensive Loss | Retained Earnings | Stockholder's Equity |
| Balance, March 31, 2002 | 1,000 | $ 25,000 | $ 2,454,700 | $ (43,725) | $ 385,104 | $ 2,821,079 |
| Net income | - | - | - | - | 291,811 | 291,811 |
| Net unrealized gain | - | - | - | 43,725 | - | 43,725 |
| Balance, March 31, 2003 | 1,000 | 25,000 | 2,454,700 | - | 676,915 | 3,156,615 |
| Net income | - | - | - | - | 1,293,437 | 1,293,437 |
| Balance, March 31, 2004 | 1,000 | $ 25,000 | $ 2,454,700 | $ - | $ 1,970,352 | $ 4,450,052 |

The accompanying notes are an integral part of these financial statements.

**INVESTORS CAPITAL CORPORATION**
**Statements of Cash Flows**
**Years Ended March 31, 2004 and 2003**

| | 2004 | 2003 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 1,293,437 | $ 291,811 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 131,055 | 134,668 |
| Deferred taxes | (8,054) | 8,903 |
| Transfer of available for sale equity holding to Parent | - | 43,725 |
| Changes in assets and liabilities: | | |
| Receivables | (1,889,689) | 229,669 |
| Securities, net | 97,818 | 23,928 |
| Other assets | (71,609) | (3,732) |
| Certificate of deposit | 563,926 | 161,833 |
| Due from related parties | (363,235) | (416,262) |
| Accrued liabilities | (108,468) | 176,395 |
| Payables | 1,079,527 | 61,054 |
| Income taxes payable | 899,100 | - |
| Net cash provided by operating activities | 1,623,808 | 711,992 |
| Cash flows from investing activities: | | |
| Acquisition of property and equipment | (112,821) | (129,498) |
| Net cash used in investing activities | (112,821) | (129,498) |
| Cash flows from financing activities: | | |
| Proceeds from issuance of note payable | - | 250,000 |
| Principal payments on note payable | (101,321) | - |
| Net cash (used in) provided by financing activities | (101,321) | 250,000 |
| Net increase in cash and cash equivalents | 1,409,666 | 832,494 |
| Cash and cash equivalents at beginning of year | 1,557,802 | 725,308 |
| Cash and cash equivalents at end of year | $ 2,967,468 | $ 1,557,802 |

The accompanying notes are an integral part of these financial statements.

**INVESTORS CAPITAL CORPORATION**
**Notes to Financial Statements**
**Years Ended March 31, 2004 and 2003**

## NOTE 1 – NATURE OF BUSINESS

Investors Capital Corporation began operations on July 6, 1992. The Company is a wholly-owned subsidiary of Investors Capital Holdings, Ltd. ("ICH" or the "Parent") The Company is a dually registered broker/dealer and Registered Investment Advisor with a national network of independent financial representatives. These representatives are licensed to sell securities through the Company with the National Association of Securities Dealers (the "NASD") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears its public customer accounts on a fully disclosed basis through a clearing broker.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Revenue Recognition*
Revenues are generated as a result of the purchase and sale of investment securities. Revenue is also generated through the sale of insurance products and marketing activities. All commission revenues and related commission expenses are recorded on a settlement date basis.

*Securities Transactions*
Securities transactions are reflected on a trade-date basis. The Company's security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

*Fair Values of Financial Instruments*
The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash and cash equivalents, securities, receivables, and payables.

*Receivable From and Payable to Brokers and Clearing Organizations*
The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

*Cash and Cash Equivalents*
The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates.

INVESTORS CAPITAL CORPORATION
**Notes to Financial Statements**
**Years Ended March 31, 2004 and 2003**

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

*Property and Equipment*
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to seven years. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

*Income Taxes*
The Company provides for income taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109 "*Accounting for Income Taxes*". Accordingly, the Company recognizes deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

*Advertising Costs*
The Company charges the costs of advertising to expense as incurred.

*Reclassifications*
Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

*Recently Issued Accounting Standards*
In January 2003, the FASB Emerging Issues Task Force released Issue No. 03-1, "*The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*" ("EITF 03-1"). EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity and investments accounted for under the cost method or equity method. The Company's management is currently reviewing and evaluating the scope of EITF 03-1.

In January 2003, the FASB issued Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or majority of the expected residual returns of the entity. The entity shall dislose the primary beneficiary of a variable interest entity, including the nature, purpose, size, and activities of the variable interest entity and the enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity. Application of FIN 46 for a non-public company with an interest in an entity that is subject to this interpretation and that is created after December 31, 2003 shall apply this interpretation to that entity immediately. A non-public company shall apply this interpretation to all entities that are subject to this interpretation by the beginning of the first annual period beginning after December 15, 2004. In December 2003, the FASB issued FIN 46 Revised ("FIN 46R"), which revised the required application period by non public entities to various dates in 2004 and 2005. The Company's management is currently reviewing and evaluating the scope of FIN 46 and FIN 46R to determine if it will have a material impact on its financial position or results of operations.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

*Recently Issued Accounting Standards (Continued)*
In May 2003, the FASB issued SFAS No. 150, "*Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*" ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. Pursuant to FASB Staff Position No. 150-3, "*Effective Date, Disclosures, and Transition for Mandatorily Redeemable Noncontrolling Interests*" under FASB Statement No. 150", "*Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*", the effective date of FASB No. 150 has been deferred for nonpublic entities that are not Securities and Exchange Commission (SEC) registrants.

For all other financial instruments that are mandatorily redeemable, the provisions of Statement No. 150 are deferred indefinitely pending further Board action. The Company's management is currently reviewing and evaluating the scope of FAS 150 to determine its effect on the Company's financial position and results of operations.

## NOTE 3 – MARKETABLE SECURITIES

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*". SFAS No. 115 requires companies to classify their short-term investments as trading, available-for-sale, or held-to-maturity. The Company's marketable securities consist of fixed income instruments and mutual funds and have been classified by management as trading. Accordingly, realized and unrealized gains and losses at year-end are included in the earnings of the Company. The fair market value of these securities was determined based on quoted market prices.

The Company conducts its principal trading through two designated trading accounts. One of these accounts is used to facilitate fixed income trading on a same day buy-sell basis. The second account is used to facilitate fixed income trading for representatives and may carry positions overnight. These securities are normally held in the account for no longer than 30 days and are recorded at market value. During the year ended March 31, 2004, unrealized losses on trading securities held were ($10,198). For the year ended March 31, 2003 unrealized gains of $6,893 were recognized.

**INVESTORS CAPITAL CORPORATION**
**Notes to Financial Statements**
**Years Ended March 31, 2004 and 2003**

## NOTE 4 – SECURITIES - AT MARKET VALUE

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices.

As of March 31, 2004 and 2003, the Company's proprietary trading and investment accounts consisted of the following securities:

| | March 31, 2004 | | March 31, 2003 | |
|---|---|---|---|---|
| | Sold, But Not Yet Purchased | Owned | Sold, But Not Yet Purchased | Owned |
| Corporate equity | $ 90,042 | $ 17,422 | $ 78,686 | $ 83,405 |
| Unit investment trust | - | - | 28,587 | - |
| Corporate bond | - | - | - | 49,066 |
| Money market instruments | - | 1,587,106 | - | 338,010 |
| | $ 90,042 | $ 1,604,528 | $ 107,273 | $ 470,481 |

*Other Investments*

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At March 31, 2004 and 2003, the Company recorded its private equity holdings at cost, $10,000 and $17,500, respectively, in accordance with Accounting Principles Board No. 18 *"The Equity Method of Accounting for Investments in Common Stock ("APB 18")* as the Company does not exercise significant influence over this equity investment.

## NOTE 5 - PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at March 31:

| | 2004 | 2003 |
|---|---|---|
| Equipment | $ 632,764 | $ 543,041 |
| Furniture and fixtures | 205,539 | 182,442 |
| Leasehold improvements | 198,868 | 198,868 |
| | 1,037,171 | 924,351 |
| Accumulated depreciation and amortization | (549,938) | (418,884) |
| | $ 487,233 | $ 505,467 |

## NOTE 6 – NATIONAL ASSOCIATION OF SECURITIES DEALERS SETTLEMENT

Subsequent to a National Association of Securities Dealers ("NASD") examination, the NASD, on April 9, 2003, accepted a Letter of Acceptance, Waiver and Consent ("AWC") submitted by the Company, in which the Company agreed to be censured and fined $250,000. Without admitting or denying the alleged violations, the Company agreed to the findings by NASD that certain supervisory deficiencies existed between January 2000 and July 2002. The acceptance of the AWC concludes the matter. As a result, the Company recorded a $250,000 three year note payable (7% interest rate) and related expense for the NASD fine in its financial statements for the year ending March 31, 2003. At March 31, 2004, the outstanding balance on this note is $148,679.

Principal maturities are as follows:

| | |
|---|---|
| 2005 | $ 94,304 |
| 2006 | 54,375 |
| | $ 148,679 |

## NOTE 7 – RELATED PARTY TRANSACTIONS

The Company paid management fees of $920,714 and $625,969 for the years ended March 31, 2004 and 2003 respectively, to ICH. Management fees are allocated from ICH to the Company based on a 70% allocation of direct operating expenses. At March 31, 2004 and 2003, the Company owed $423,268 and $260,061, respectively to ICH.

The Company executes security trades for a related entity, Eastern Point Advisors, Inc. ("EPA"). For the years ending March 31, 2004 and 2003, commissions paid through ICC on behalf of EPA were $1,372,378 and $1,308,808, respectively. At March 31, 2004 and 2003, the Company was owed $1,353,697 and $827,255, respectively, from EPA.

## NOTE 7 – RELATED PARTY TRANSACTIONS (Continued)

The Company leases office space from the Arlsberg Trust, the trustee of whom is the principal stockholder of ICH and Investors Realty, LLC, the principal member of whom is the principal stockholder of ICH. Rent expense for these leases amounted to $162,183 and $145,559 for the years ending March 31, 2004 and 2003, respectively.

Two members of the Board of Directors are registered representatives and receive compensation related to commissions earned or consulting fees. For the years ended March 31, 2004 and 2003, this compensation was $176,652 and $186,418 respectively. Additionally, the Company has loaned funds to senior executives at various times for liquidity advances. As of March 31, 2004 and 2003, the balances amounted to $48,393 and $65,541, respectively.

The Company also acquires services from Investors Marketing Services, Inc., the owner of which is a principal stockholder of ICH. These services are primarily for the production of marketing kits which ICC uses for business development. The total costs for years ended March 31, 2004 and 2003 were $60,038 and $50,550, respectively.

## NOTE 8 - INCOME TAXES

The Company has recorded a provision for federal and state income taxes, based on its taxable income, as well as a deferred provision for federal and state taxes as a result of a deferred tax asset that is generated from the tax effect of timing differences primarily resulting from depreciation. Any losses of the Company are used in the consolidated tax returns of the parent company, ICH. The components of the provision (benefit) for income taxes are as follows:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Current | Deferred | Current | Deferred |
| Federal | $ 682,850 | $ - | $ 195,618 | $ (7,676) |
| State | 211,172 | (1,726) | 65,291 | (5,905) |
| Increase in valuation allowance | - | - | - | 22,484 |
| | $ 894,022 | $ (1,726) | $ 260,909 | $ 8,903 |

The net deferred tax liability includes the following at March 31:

| | 2004 | 2003 |
|---|---|---|
| Deferred tax liability | $ 42,832 | 52,999 |
| Deferred tax asset | - | (24,597) |
| Valuation allowance | - | 22,484 |
| | $ 42,832 | $ 50,886 |

## NOTE 8 – INCOME TAXES (Continued)

The total income tax expense differs from the income tax at the statutory federal income tax rate due to the following for the years ended March 31:

| | 2004 | 2003 |
|---|---|---|
| Federal income tax at statutory rate | $ 743,149 | $ 190,952 |
| State income taxes, net of federal benefit | 138,929 | 36,505 |
| Meals and entertainment | 8,687 | 17,272 |
| Other | 1,531 | 2,599 |
| Disallowed loss | - | 22,484 |
| Total income tax expense | $ 892,296 | $ 269,812 |

## NOTE 9 – COMMITMENTS AND CONTINGENCIES

*Operating Lease*

The Company leases its primary office space in Lynnfield, Massachusetts from a related party (see Note 7). The Company has entered into various operating leases for office equipment and furniture. Future minimum lease payments under operating leases are as follows:

| | Facilities | Equipment and Furniture |
|---|---|---|
| 2005 | $ 239,619 | $ 13,090 |
| 2006 | - | 13,090 |
| 2007 | - | 9,817 |
| Total | $ 239,619 | $ 35,997 |

Rent expense under these leases was $225,108 and $199,730 for the years ended March 31, 2004 and 2003, respectively.

*Litigation and Claims*

The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At March 31, 2004 the Company was the co-defendant in several lawsuits with claims of approximately $2.5 million. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material, adverse effect on the firm's financial condition. The Company has Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with the aforementioned lawsuits. The maximum exposure in any one case is $75,000 per the Company's E&O policy. In accordance with Financial Accounting Standards Board ("FASB") Statement No. 5, *"Accounting for Contingencies"*, the Company had accrued expenses of approximately $215,000 for the year ended March 31, 2004 related to legal fees and estimated probable settlement costs relating to the Company's defense in various lawsuits. As of March 31, 2003, the Company reserved $57,021 for potential lawsuits of approximately $1.9 million.

## NOTE 10 – 401(k) PLAN

The Company participates in a 401(k) retirement plan (the "Plan") sponsored by ICH. The Plan covers substantially all employees who have met employment guidelines. Employer contributions made to the Plan for the years ended March 31, 2004 and 2003 were $79,802 and $78,221, respectively.

## NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Securities sold, but not yet purchased, represent obligations of the Company to purchase the security in the market at the prevailing prices to the extent that the Company does not already have the securities in possession. Accordingly, these transactions result in off-balance sheet risk when the Company's satisfaction of the obligations exceeds the amount recognized in the balance sheet. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty with which it conducts business. Commissions receivables from one source were 49% and 26% of total receivables for the years ended March 31, 2004 and 2003, respectively.

## NOTE 12 – SUBSEQUENT EVENTS

Subsequent to year end, in the normal course of business there was a trading error initiated by a Registered Representative that occurred on April 20, 2004. The potential impact is estimated to be $530,000 decrease to the statement of income. The Company is currently pursuing all remedies, including insurance and recovery from the Registered Representative. In management's opinion, the outcome of such remedies, however, can not be reasonably estimated at this time.

## NOTE 13 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and accordingly is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2004 and 2003, the Company had net capital of $1,778,941 and $1,214,481, which was sufficient to meet the required net capital of $281,654 and $160,493, respectively. The Company's ratio of aggregate indebtedness was 2.37 to 1 and 1.98 to 1 at March 31, 2004 and 2003, respectively.

At March 31, 2004 there were differences between the audited net capital computation and the computation prepared by the Company (see Schedule I).

## NOTE 14 - FORM X-17A-5

A copy of the Company's most recent annual audit report (March 31, 2004) is available for examination at the principal office of the firm and at the regional office of the SEC.

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A wholly-owned subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

## SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Investors Capital Corporation (a wholly owned subsidiary of Investors Capital Holdings, Ltd. - the "Company") for the year ended March 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives, internal control and the practices and procedures, are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at March 31, 2004 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended March 31, 2004. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
May 20, 2004

**INVESTORS CAPITAL CORPORATION**
**Computation of Net Capital Pursuant to Rule 15c3-1**
**March 31, 2004**

**Schedule I**

| | | Net Capital |
|---|---|---|
| Total Stockholder's Equity | | $ 4,450,052 |
| Less: Non-allowable assets from the Statement of Financial Condition | | 2,582,082 |
| Net capital before haircuts on securities | | 1,867,970 |
| Less: Haircuts on securities | | 89,029 |
| Net capital | | 1,778,941 |
| Minimum net capital requirement: | | |
| 1/15 x aggregate indebtedness | $ 281,655 | |
| or Minimum dollar net capital requirement | 100,000 | 281,655 |
| Excess net capital | | $ 1,497,286 |
| Aggregate indebtedness | | $ 4,224,824 |
| Percentage of aggregate indebtedness to net capital | | 238% |

There were material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under rule 15(c)(3)-1, as follows:

| | |
|---|---|
| Previsiously reported net capital | $ 2,244,018 |
| Audit adjustments: | |
| Federal income tax payable | 284,226 |
| State income tax payable | 75,160 |
| Accrued liabilities | 48,706 |
| Net other adjustments | 56,985 |
| Audited net capital | $ 1,778,941 |

INVESTORS CAPITAL CORPORATION
**Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3**
**March 31, 2004**

**Schedule II**

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).